UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Copenhagen, April 7, 2025: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transaction related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.

Mikkel Gleerup, Chief Executive Officer, made the transaction described in the attached notification on the date set out therein.

Please see the attached file for further details.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

Alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Mikkel Gleerup
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	American Depositary Receipts (ADRs) each representing four (4) Cadeler shares ISIN US12738K1097 Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of ADRs

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 18.39	1000 ADRs (representing 4000 shares)

d)	Aggregated information - Aggregated volume - Price	Average price per ADR: USD 18.39 Total number of ADRs: 1,000 (representing 4,000 shares) Total price: USD 18,390
e)	Date of the transaction	4 April 2025
f)	Place of the transaction	New York Stock Exchange, XNYS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer